UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-07977

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation,

28601 Clemens Road,

Westlake, Ohio 44145

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee and Participants

Nordson Employees’ Savings Trust Plan

Westlake, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the NORDSON EMPLOYEES’ SAVINGS TRUST PLAN and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nordson Employees’ Savings Trust Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 22, 2012

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Nordson

Employees’ Savings Trust Plan

	December 31
	2011	2010
ASSETS

Receivables:
Employer contributions	$175,765	$61,460
Notes receivable from participants	6,382,923	6,078,870
Dividends	100,804	73,485

Total Receivables	6,659,492	6,213,815

Investments:
Nordson Corporation common stock	34,427,715	31,241,681
Hartford Life	46,303,580	44,846,416
Mainstay S&P 500 Index Fund (Class I)	26,715,244	28,340,641
Mainstay Large Cap Growth (Class I)	24,197,531	25,272,362
KeyBank NA Managed Guaranteed Investment Contract Fund	7,254,846	6,375,537
MFS International New Discovery Fund (Class A)	18,885,120	23,922,909
MFS Institutional International Equity Fund	2,980,083	2,835,156
Baron Small Cap Fund	16,738,307	18,332,413
Mainstay Balanced Fund (Class I)	15,720,478	14,696,927
Mainstay Cash Reserves Fund (Class I)	15,783,909	15,968,875
PIMCO Total Return Fund (Administrative Class)	24,483,217	24,285,773
National Western Annuities	122,397	123,978
Vanguard Mid-Cap Index Fund (Investor Shares)	3,014,661	2,968,333
T. Rowe Price Institutional Large-Cap Value Fund	3,268,531	2,693,138

Total Investments	239,895,619	241,904,139

TOTAL ASSETS	246,555,111	248,117,954

LIABILITIES	-	-

Net Assets Available for Benefits at Fair Value	246,555,111	248,117,954

Adjustment from fair value to contract value for fully benefit-responsive contracts	(186,401)	(89,617)

NET ASSETS AVAILABLE FOR BENEFITS	$246,368,710	$248,028,337

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nordson

Employees’ Savings Trust Plan

	Year Ended December 31
	2011	2010
Additions to Net Assets Attributed to:
Contributions:
Employer	$3,112,708	$2,552,225
Employee	9,128,148	7,904,924
Rollover	326,735	322,294

Total Contributions	12,567,591	10,779,443

Interest income—notes receivable from participants	228,606	253,819

Investment Income:
Interest and dividend income	4,943,077	4,570,656
Net unrealized/realized appreciation (depreciation)	(7,314,235)	28,098,787

Net Investment Income (Loss)	(2,371,158)	32,669,443

Deductions from Net Assets Attributed to:
Benefits paid to participants	13,314,638	18,704,996
Expenses	86,434	34,915

Total Deductions	13,401,072	18,739,911

Net Increase (Decrease) Before Transfers	(2,976,033)	24,962,794

Transfers from Another Plan:
Nordson Corporation Non-Union Employees Stock Ownership Plan	235,602	169,728
YESTech, Inc. 401(k) Profit Sharing Plan	197,838	-
Summit Medical, Inc. Employee Retirement Plan	882,966	-

Total Transfers	1,316,406	169,728

Net Increase (Decrease)	(1,659,627)	25,132,522

Net Assets Available for Benefits:
Beginning of Year	248,028,337	222,895,815

End of Year	$246,368,710	$248,028,337

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

1	Description of Plan

The following description of The Nordson Employees’ Savings Trust Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan, which began March 16, 1962, is a defined contribution plan covering certain salaried, full-time and part-time, domestic employees of Nordson Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was restated effective January 1, 2010 to incorporate all prior amendments and permit retirees who return to work on a part-time basis to continue to receive installment payments. The Plan was amended effective July 1, 2011 to permit auto enrollment for eligible employees.

Effective March 15, 2011, the YESTech, Inc. 401(k) Profit Sharing Plan was merged into the Plan and related assets were transferred into the Plan. Also, effective June 15, 2011, employees of Micromedics, Inc. became participants in the plan and their accounts and related assets were transferred from the Summit Medical, Inc. Employee Retirement Plan into the Plan.

Eligibility:

All salaried, full-time and part-time, domestic employees of the Company are eligible to become active participants in the Plan effective beginning with the first payroll period 30 days after completion of one hour of service. New eligible employees will be auto-enrolled into the plan with pre-tax contributions of 3% of their compensation.

Contributions:

Pre-tax employee contribution—Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.

Post-tax employee contribution—Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.

Employer Contributions—The Company makes contributions equal to 50% of each participant’s contributions which were attributable to the first 6% of compensation, subject to Plan restrictions.

The Company may also make additional discretionary contributions, if authorized by its Board of Directors.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

1	Description of Plan, Continued

Participants’ Accounts:

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically, as follows:

a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s percentage of regular contribution (1 to 6%) for the Plan year bears to the aggregate percentage of employee’s regular contributions for such Plan year of all active participants. However, no forfeitures of a participant’s account shall be allocated prior to the earlier of a five year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting distribution.

Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures for the years ended December 31, 2011 and 2010 were $53,540 and $22,014, respectively and were fully allocated to the remaining participant accounts.

Notes Receivable from Participants:

Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Notes receivable are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The notes receivable are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

1	Description of Plan, Continued

Payment of Benefits:

Upon retirement after age 55, or death or disability if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or in installments. Until distribution, each account shall participate in the allocation of earnings and appreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%. Any portion not distributed shall be forfeited.

Investment Options:

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have his separate account which is attributable to employer matching contributions and which is invested in the Nordson Match Stock Fund transferred to any other investment option.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation:

Investments in equity and debt securities, traded on a national exchange, and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Investment Valuation, Continued:

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Notes Receivable from Participants:

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Recent Accounting Pronouncements:

In January 2010, the FASB issued Accounting Standard Update 2010-06, which requires additional disclosures related to fair value measurements. The Plan adopted the disclosure requirements related to significant transfers in and out of Levels 1 and 2 of the fair value hierarchy effective January 1, 2010. Effective January 1, 2011, the Plan adopted the remaining disclosure changes which require the reporting of disaggregated information about activity in Level 3 fair-value measurement on a gross basis, rather than as one net amount, and has included this information in Note 4.

In May 2011, the FASB issued Accounting Standard Update 2011-04 to improve the consistency of fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards. Further, ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact to the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

3	Tax Status

On December 12, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

4	Fair Value Measurements

The Plan has adopted the accounting standard regarding fair value measurements. This standard defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The standard also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The standard establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability;

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan:

Mutual funds: The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market; thus the mutual funds are classified within Level 1 of the hierarchy.

Money market funds: The money market fund is a public investment vehicle that is valued with a NAV of $1. This NAV is a quoted price in an active market and is classified within Level 1 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Common/collective funds: The KeyBank NA Managed Guaranteed Investment Contract Fund is a public investment vehicle valued using the NAV provided by KeyBank, the administrator of the fund. The NAV is based on the value of the assets owned by the fund, less liabilities. This investment is not quoted on an active market. The value of the assets held by the fund is based on Level 2 inputs: quoted prices for similar investments, present-value calculations, etc. Therefore this investment is classified within Level 2 of the hierarchy.

Nordson Corporation stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

Investment contracts: These are investments in group annuity contracts with Hartford Life which guarantee a fixed interest rate each year. The assets are valued at the fair value as reported by Hartford Life. This value is the sum of amounts invested, less withdrawals, plus interest computed at the guaranteed interest rate. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.

Annuity: This annuity is invested with National Western Life. The asset is valued at contract value as reported by National Western Life. This investment is classified within Level 3 of the hierarchy.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money market funds	$15,783,909	$-	$-	$15,783,909
Mutual funds:
Growth Funds	62,801,041	-	-	62,801,041
Blend Funds	29,729,905	-	-	29,729,905
Bond Fund	24,483,217	-	-	24,483,217
Allocation Fund	15,720,478	-	-	15,720,478
Value Fund	3,268,531	-	-	3,268,531
Common/collective funds	-	7,254,846	-	7,254,846
Investment contracts	-	-	46,303,580	46,303,580
Annuities	-	-	122,397	122,397
Nordson Corporation common stock	34,427,715	-	-	34,427,715

Total investments at fair value	$186,214,796	$7,254,846	$46,425,977	$239,895,619

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money market funds	$15,968,875	$-	$-	$15,968,875
Mutual funds:
Growth Funds	70,362,840	-	-	70,362,840
Blend Funds	31,308,974	-	-	31,308,974
Bond Fund	24,285,773	-	-	24,285,773
Allocation Fund	14,696,927	-	-	14,696,927
Value Fund	2,693,138	-	-	2,693,138
Common/collective funds	-	6,375,537	-	6,375,537
Investment contracts	-	-	44,846,416	44,846,416
Annuities	-	-	123,978	123,978
Nordson Corporation common stock	31,241,681	-	-	31,241,681

Total investments at fair value	$190,558,208	$6,375,537	$44,970,394	$241,904,139

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2011:

	Investment Contracts	Annuities	Total
Balance, beginning of year	$44,846,416	$123,978	$44,970,394
Investment income	1,457,164	4,235	1,461,399
Sales	-	(5,816)	(5,816)

Balance, end of year	$46,303,580	$122,397	$46,425,977

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

	Investment Contracts	Annuities	Total
Balance, beginning of year	$43,364,397	$120,818	$43,485,215
Investment income	1,482,019	3,160	1,485,179

Balance, end of year	$44,846,416	$123,978	$44,970,394

5	Investments

The Plan’s funds are invested in the common stock of the Company, mutual funds, annuity contracts and guaranteed investment contracts. Investments which constitute more than 5% of the Plan’s net assets are:

		2011	2010
*	Nordson Corporation common stock	$34,427,715	$31,241,681
	Hartford Life	$46,303,580	$44,846,416
	Mainstay S&P 500 Index Fund (Class I)	$26,715,244	$28,340,641
	Mainstay Large Cap Growth (Class I)	$24,197,531	$25,272,362
	MFS International New Discovery Fund (Class A)	$18,885,120	$23,922,909
	Baron Small Cap Fund	$16,738,307	$18,332,413
	Mainstay Balanced Fund (Class I)	$15,720,478	$14,696,927
*	Mainstay Cash Reserves Fund (Class I)	$15,783,909	$15,968,875
	PIMCO Total Return Fund (Administrative Class)	$24,483,217	$24,285,773

*	Includes both Non-Participant Directed and Participant Directed Investments

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

5	Investments, Continued

During 2011 and 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Mutual funds	$(3,864,516)	$15,815,631
Common/collective funds	136,367	178,026
Nordson Corporation common stock	(3,586,086)	12,105,130

Net appreciation (depreciation) in fair value of investments	$(7,314,235)	$28,098,787

6	Collective Trust Fund with Guaranteed Investment Contracts

The KeyBank NA Managed Guaranteed Investment Contract Fund is a collective trust fund with a guaranteed investment contract. Guaranteed investment contracts are valued at contract value because the investments are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in distributions at other than contract value. There are no reserves against contract value for credit risk of contract issuers or otherwise. The fair value of the investment contracts at December 31, 2011 and 2010 was $7,254,846 and $6,375,537. The average yield was approximately 2.18% for 2011 and 2.51% for 2010 and the crediting interest rate was approximately 2.15% for 2011 and 2.52% for 2010. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.

7	Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments, which are included within the Nordson Corporation Stock Fund and the Mainstay Cash Reserves Fund I, is as follows:

Nordson Match Stock Fund

	2011	2010
Net Assets:
Nordson Corporation common stock	$9,306,303	$10,597,707
Mainstay Cash Reserves Fund I	437,727	557,337
Dividends receivable	27,249	24,927

	$9,771,279	$11,179,971

NOTES TO FINANCIAL STATEMENTS

Nordson

Employees’ Savings Trust Plan

7	Nonparticipant-Directed Investments, Continued

	2011	2010
Changes in Net Assets:
Contributions	$208,960	$248,865
Interest and dividend income	86,624	102,667
Net realized and unrealized gains (losses)	(944,172)	3,794,855
Distributions to participants	(229,578)	(1,027,927)
Net transfers to participant-directed funds	(530,526)	(643,200)

	$(1,408,692)	$2,475,260

8	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company.

9	Diversification

An employee who has participated under the Nordson Corporation Non-Union Employees Stock Ownership Plan for ten or more years and who has attained age 55 may elect, within the 90 day election period following the close of each Plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Non-Union Employees Stock Ownership Plan to the Nordson Employees’ Savings Trust Plan. For the last Plan year in his qualified period, he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes ten years as a participant, whichever is later.

10	Subsequent Event

Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Nordson

Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Nordson Corporation common stock	610,039 shares, Common Stock	N/A	$25,121,412
*	Nordson Corporation common stock	225,991 shares, Common Stock	$6,324,187	9,306,303
	Hartford Life	GA #2374-A, 3.25%, Group Annuity Contract	N/A	46,303,580
	Mainstay S&P 500 Index Fund (Class I)	921,215 shares, Mutual Fund	N/A	26,715,244
	Mainstay Large Cap Growth (Class I)	3,422,565 shares, Mutual Fund	N/A	24,197,531
^^	KeyBank NA Managed Guaranteed Investment Contract Fund	296,623 shares, Guaranteed Investment Contract	N/A	7,068,445
	MFS International New Discovery Fund (Class A)	971,457 shares, International Stock Fund	N/A	18,885,120
	MFS Institutional International Equity Fund	187,191 shares, International Equity Fund	N/A	2,980,083
	Baron Small Cap Fund	729,974 shares, Mutual Fund	N/A	16,738,307
	Mainstay Balanced Fund (Class I)	601,856 shares, Mutual Fund	N/A	15,720,478
	Mainstay Cash Reserves Fund (Class I)	15,346,182 shares, Money Market Fund	N/A	15,346,182
	Mainstay Cash Reserves Fund (Class I)	437,727 shares, Money Market Fund	$437,727	437,727
	PIMCO Total Return Fund (Administrative Class)	2,252,366 shares, Bond Fund	N/A	24,483,217
	Vanguard Mid-Cap Index Fund (Investor Shares)	153,418 shares, Mutual Fund	N/A	3,014,661
	T. Rowe Price Institutional Large-Cap Value Fund	266,601 shares, Mutual Fund	N/A	3,268,531
	National Western Annuities	122,397 shares, Group Annuity Contract	N/A	122,397

				239,709,218
*	Participant loans	Participant loans (interest ranging from 3.25% to 10%)	N/A	6,382,923

				$246,092,141

*	Party-in-interest to the Plan.
**	Historical cost provided only for nonparticipant-directed investments.
^^	Amount reported at contract value.

SCHEDULE OF REPORTABLE TRANSACTIONS

Form 5500, Schedule H, Part IV, Line 4j

Nordson

Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2011

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (iii) —	Series of transactions of the same issue in excess of 5% of plan assets

New York Life Trust Company	Mainstay Cash Reserves Fund I	$19,539,936	$-	$-	$-	$19,539,936	$19,539,936	$-

New York Life Trust Company	Mainstay Cash Reserves Fund I	$-	$13,092,506	$-	$-	$13,092,506	$13,092,506	$-

Exhibits

The following exhibit is filed herewith:

Exhibit No.

23-a	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 22, 2012

By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Senior Vice President, Chief Financial Officer
Nordson Corporation